Exhibit 99.13

CONSENT OF PINCOCK, ALLEN & HOLT

We hereby consent to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Gammon Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

  The technical report dated November 25, 2002 entitled "Guadalupe y Calvo Gold-Silver Project, Chihuahua, Mexico," (the "Guadalupe Report"); and

  The Annual Information Form of the Company dated March 25, 2009, which includes reference to Pincock, Allen & Holt in connection with information relating to the Guadalupe Report, and the properties described therein.

Date: March 25, 2009

/s/ Barton G. Stone, C.P.G.
BARTON G. STONE, C.P.G.
Chief Geologist